Exhibit 99.1

Leading Furniture Retailer Streamlines Global Deliveries with NICE
Robotic Process Automation

The retailer has used the NICE solution to eliminate 100% of its order entry errors and save 5,000 hours on manual processes, while dramatically improving the customer experience

Hoboken, N.J., June 5, 2017 – NICE (Nasdaq:NICE) today announced that one of the world’s largest home furnishing retailers, operating hundreds of stores around the globe, has implemented NICE Robotic Process Automation (RPA) to manage the order and delivery processes for its entire global operations. This includes the automation of 60 different processes across the front and back office. With this centralized automation solution, the company has entirely eliminated errors from data entry, reduced order processing time, and improved service for its entire global operations.

The NICE RPA solution autonomously checks for customer orders, including third-party goods, generates labels, and schedules delivery for 150,000 orders each year. When necessary, the system uses attended desktop automation to provide contact center agents with real-time on-screen information on open delivery slots, based on the region and type of goods. In the event of delivery errors, the desktop robots again work with call center agents to expedite the customer follow-up by presenting them with contact information and new delivery options. In taking over the processing of delivery errors and coordination with delivery vendors worldwide, the NICE RPA solution has saved the retailer more than 5,000 hours of human work annually.

By providing rapid and consistent ordering and delivery services across a wide range of situations and geographies, the retailer dramatically improved customer experience, especially for its growing online shopping segment. The same NICE RPA that streamlines customer service has also improved employee engagement and satisfaction, as routine manual tasks have been taken off their desks in favor of more meaningful work.

With the retailer’s 135,000 employees and 775 million customer visits each year, the latest returns on the NICE solution have been significant. Smooth and effective implementation of the global automation project was the product of a close partnership between NICE and the furniture retailer. This included regular meetings to share and jointly build the solution roadmap, with the goal of eliminating human error and saving uncounted hours wasted during shipping and handling processes.

NICE trained the customer to fully own their project, creating a 20-person center of excellence to ensure ongoing success. NICE also provided the latest RPA enhancements, which support more complex business processes than ever before. The upgraded control room offers advanced management features, strict guidelines, and robust connectivity capabilities. These features offer the flexibility and scalability to continue adapting to the retailer’s changing needs.

John O’Hara, president, NICE EMEA:
“We are proud to be a partner in this global project, which has helped the retailer provide a faster, more accurate automated order and delivery system with the goal of dramatically improving the customer experience. NICE worked closely with the client to deliver a tailored solution that was localized to accommodate specific processes and various languages in multiple regions. The retailer has already seen a significant return on investment with NICE Robotic Process Automation, and we will continue to support their needs as we work together to reinvent customer service in the retail space.”

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Ilana Hart, +972-9-775-3818, ilana.hart@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET

Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Ohara, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.